EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Perrigo Company plc and Perrigo Finance Unlimited for the registration of debt securities, guarantee of debt securities, ordinary shares and preferred shares and to the incorporation by reference therein of our reports dated February 27, 2020, with respect to the consolidated financial statements of Perrigo Company plc, and the effectiveness of internal control over financial reporting of Perrigo Company plc included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Grand Rapids, Michigan

June 12, 2020